Gregg M. Larson Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Email: gmlarson@mmm.com

May 18, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	3M Company Form 10-K for the Year Ended December 31, 2011 Filed February 16, 2012 File No. 001-03285

Dear Mr. Vaughn:

We refer to your letter dated May 4, 2012 seeking additional information about 3M’s April 23, 2012 response to comment 1 in your letter dated April 11, 2012. Your letters comment on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on February 16, 2012. For your convenience, we have repeated the staff’s May 4, 2012 comment below in italics, followed by our response.

Form 10-K for the year ended December 31, 2011

General

1.              You state in response to our prior comment 1 that in 2011 you reported to OFAC unlicensed sales of telecom products by your foreign affiliate into Iran. It appears from your response that the telecom products in question would not have been licensable by OFAC.

Please tell us the nature, number, and intended uses of the telecom products sold; the total dollar value and the period of the sales; the circumstances underlying the transactions; and any uses to which you are aware the products have been put in Iran after the sales. In addition, tell us whether, to the best of your knowledge, understanding, and belief, any of those products or associated technology are controlled items included in the Commerce Control List.

3M’s subsidiary, 3M Gulf Ltd., voluntarily self-reported to OFAC in late 2011 that 3M Gulf Ltd. employees not authorized by the subsidiary made seven shipments of telecommunications products to Sina Trading, a UAE-based distributor, between September 1, 2006, and December 24, 2009.  3M Gulf believes, but is not able to determine with certainty, that at least some of these products may have been exported by the UAE distributor to Iran, particularly the shipments prior to June 2007.  The total dollar value was approximately $423,134.

To the best of the Company’s knowledge, understanding, and belief, all items shipped to the UAE distributor for which 3M Gulf Ltd. cannot eliminate the possibility of subsequent export to Iran are classified as EAR99 on the Commerce Control List (CCL) except for two subscriber loop analyzers that are classified on the CCL as 5B991.  These two loop analyzers were invoiced to Sina Trading on February 6, 2007, and had a total value of $7,950.  Loop analyzers are devices used to test and locate faults in copper telecommunication lines located in the outside plant network (such as copper phone lines located in areas between a telecommunication provider’s central office and customer/subscriber homes and businesses).  The loop analyzer is the tool used by the telecommunications company’s technician to determine where a fault exists in order to repair voice or data service to a customer location.

As the shipments self-disclosed were unauthorized by 3M Gulf and made by employees contrary to 3M policy and 3M Gulf practice, and 3M Gulf cannot confirm that they were reexported by Sina Trading to Iran, 3M Gulf is unaware of the specific uses to which they may have been put, but believes that they may have been exported by Sina Trading from the UAE to a possibly related company named Danial Kia Corporation, or to other unknown Iranian telecommunications firms.  Given the nature of the products, it is likely that they would be used by telecommunications companies for the purposes noted above.  The disclosure is currently under review by OFAC.

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In responding to your comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Very truly yours,

/s/ Gregg M. Larson

Gregg M. Larson

cc:  David. W. Meline, Chief Financial Officer, 3M Company